BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

Marcos Jank to head up BRF’s Global Division for Corporate Affairs

Marcos Sawaya Jank, an executive with 25 years of professional and academic experience in the agribusiness area, is to assume the post of Global Executive Director for Corporate Affairs at BRF, reporting directly to Claudio Galeazzi, the company’s CEO. Jank will be responsible for  the Government Relations, Public Relations and Sustainability areas and for the BRF Institute, which is responsible for the company’s social investments.

A graduate in agronomy engineering from ESALQ-USP, Jank has a Master’s degree in agricultural economics completed in Montpellier-France, a doctorate from FEA-USP and an habilitation ‘Livre Docência’ from ESALQ. For nearly 20 years, he was associate professor at the Universidade de São Paulo (ESALQ and FEA), also working for the International Development Bank (IDB) and in European and American universities. During his career, Jank was president of the Sugar Cane Industry Association (UNICA) from 2007 to 2012, founder of the Institute for International Trade Negotiations (ICONE) and an executive partners at Plataforma Agro. He sits on various boards in Brazil and overseas and has spearheaded projects for the World Bank, FAO, OECD and other international organizations.

Among the various awards made during his career are: Dinheiro Rural magazine’s 100 most influential personalities in Brazilian agribusiness of 2012; ABERJE Award for the best corporate communication campaign in Brazil in 2011 for the Agora Project for the sugar-energy agribusiness chain; 100 most influential personalities in Brazil awarded by Época magazine and “Agronomist Engineer of the Year” in 2007.

São Paulo-SP, September 16, 2013

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer